Exhibit 99.1

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ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

AS AT JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	June 30, 2025	December 31, 2024 (audited)
ASSETS
Current Assets
Cash and cash equivalents	$2,927	$3,717
Marketable securities (Note 7)	-	12
Prepaid expenses and deposits	894	672
Receivables (Note 4)	453	1,310
	4,274	5,711
Non-Current Assets
Exploration and evaluation assets (Note 6)	88,368	93,200
Property, plant and equipment (Note 5)	51,611	51,189
Capital long-term prepayments (Note 5)	139	139
Long-term restricted cash	1,208	1,208
Total Assets	$145,600	$151,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$4,857	$3,579
Accrued interest	8,529	2,799
Convertible notes payable (Note 10)	64,552	63,963
Warrants (Note 10)	504	1,582
US Warrants (Note 12 (c))	1,097	-
Lease liability	53	50
	79,592	71,973
Non-Current Liabilities
Government loan payable (Note 9)	6,000	7,824
Government grants (Note 9)	5,105	3,124
Royalty (Note 10)	1,064	1,283
Lease liability	55	83
Asset retirement obligations (Note 8)	2,685	2,842
Total Liabilities	$94,501	$87,129
Shareholders’ Equity
Common shares (Note 11)	311,232	307,723
Reserve (Note 12)	27,365	26,848
Accumulated other comprehensive loss	774	4,639
Deficit	(288,272)	(274,892)
Total Shareholders’ Equity	$51,099	$64,318
Total Liabilities and Shareholders’ Equity	$145,600	$151,447
Going Concern (Note 1) Commitments and Contingencies (Note 17)
Subsequent events (Note 20)

Approved on behalf of the Board of Directors and authorized for issue on August 12, 2025

Alden Greenhouse, Director	Trent Mell, Director

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Operating expenses
General and administrative	$723	$902	$1,766	$1,425
Consulting and professional fees	1,067	1,092	2,068	2,215
Exploration and evaluation expenditures	48	81	89	144
Investor relations and marketing	119	126	211	304
Salaries and benefits	1,298	798	2,550	1,695
Share-based payments (Note 12)	228	419	555	979
Operating loss before noted items below:	3,483	3,418	7,239	6,762
Other
Unrealized gain (loss) on marketable securities (Note 7)	-	89	4	181
(Loss) gain on financial derivative liability – Convertible Notes (Note 10)	1,082	(373)	(3,985)	(7,184)
Changes in fair value of US Warrant (Note 12 (c))	162	(19)	162	(49)
Other non-operating (loss) income (Note 13)	1,539	(2,051)	(2,322)	(4,127)
Net loss	$(700)	$(5,772)	$(13,380)	$(17,941)

Other comprehensive income (loss):
Fair value adjustment of 2028 and 2027 Notes due to credit risk	1,015	-	947	-
Foreign currency translation gain (loss)	(6,694)	887	(4,812)	3,008

Net loss and other comprehensive loss	$(6,379)	$(4,885)	$(17,245)	$(14,933)
Basic and diluted loss per share (Note 14)	$(0.04)	$(0.41)	$(0.82)	$(1.27)
Weighted average number of common shares outstanding - Basic and diluted (Note 14)	17,807,021	14,159,544	16,317,480	14,159,298

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of shares (1)	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance – January 1, 2025	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318
Other comprehensive earnings for the period, net of taxes	-	-	-	(3,865)	-	(3,865)
Net loss for the period	-	-	-	-	(13,380)	(13,380)
Share-based payment expense	-	-	555	-	-	555
Directors’ fees paid in deferred share units	-	-	48	-	-	48
Exercise of restricted share units and warrants (Note 12)	27,976	88	(86)	-	-	2
Private placement, net of transaction costs of $337 (Note 11)	3,125,000	3,421	-	-	-	3,421
Balance – June 30, 2025	17,962,173	$311,232	$27,365	$774	$(288,272)	$51,099

Balance – January 1, 2024	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298
Other comprehensive earnings for the period, net of taxes	-	-	-	3,008	-	3,008
Net loss for the period	-	-	-	-	(17,941)	(17,941)
Share-based payment expense	-	-	979	-	-	979
Performance based incentive payment	41,314	134	-	-	-	134
Exercise of restricted and performance share units (Note 12)	84,711	959	(959)	-	-	-
Settlement of interest on 2028 Notes (Note 10)	210,760	543	-	-	-	543
Balance – June 30, 2024	14,299,617	$306,357	$25,599	$1,451	$(263,386)	$70,021

(1)	Reflects the Company’s consolidation of common shares, see Note 11(a) for details.

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	For the six months ended June 30,
	2025	2024
Operating activities
Net loss	$(13,380)	$(17,941)
Adjustments for items not affecting cash:
Share-based payments	603	980
Change in fair value of marketable securities	(4)	(181)
Realized gain on marketable securities	(1)	-
Depreciation (Note 5)	29	29
Accretion (Notes 8, 9 and 10)	128	-
Changes in fair value of convertible 2028 Notes and 2027 Notes (Note 10)	5,063	6,795
Interest expense on convertible 2028 Notes and 2027 Notes	6,149	2,629
Fair value warrants 2028 Notes (Note 10)	(1,078)	389
Changes in fair value of royalty	-	49
Fair value gain on warrants (US Warrants and 2026 US Warrants)	(161)	-
Performance based incentive payment	-	134
Unrealized loss on foreign exchange	(4,016)	1,635
	$(6,668)	$(5,482)
Changes in working capital:
Decrease in receivables	861	725
Increase in prepaid expenses and other assets	(222)	(2,452)
(Decrease) increase in accounts payable and accrued liabilities	1,312	(742)
Cash used in operation activities	$(4,717)	$(7,951)

Investing activities
Payment (transfer) to / from restricted cash	-	611
Proceeds from sale of marketable securities (Note 7)	13	594
Additions to property, plant and equipment (Note 5)	(702)	(265)
Cash provided in investing activities	$(689)	$940

Financing activities
Proceeds from non-brokered private place, net of transaction costs $337 (2024 - $Nil)	4,679	-
Proceeds from government loans, net of repayments of $18 (2024 - $18)	(18)	4,249
Payment of lease liability, net of interest	(65)	(20)
Cash provided by financing activities	$4,596	$4,229
Change in cash during the period	(810)	(2,782)
Effect of exchange rates	20	23
Cash, beginning of the period	3,717	7,560
Cash, end of period	$2,927	$4,801

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

1.	Significant Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building a supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (“TSXV”) (under the symbol ELBM) and on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every four (4) pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”) in Ontario, Canada, assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of June 30, 2025 and December 31, 2024, the Company had an accumulated deficit of $288,272 and $274,892, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, have experienced extreme volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the Refinery in 2023 due to lack of sufficient funding in the wake of supply chain disruptions. These factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities. Management monitors recent developments in relation to global tariffs and does not anticipate material impacts on the financial position of the Company.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

The Company is actively pursuing various alternatives including government grants and loans, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. During 2024, a government loan from Federal Economic Development Agency for Northern Ontario (“FedNor’) was received in the amount of $5,267. On August 19, 2024, the Company was awarded US$20,000 in funding by the U.S. Department of Defense (“DoD”) for the construction of the Refinery funded on a reimbursement basis. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability. On November 25, 2024, the Company completed a private placement of US$1,000 as detailed in Note 11. On November 27, 2024, the Company issued secured convertible notes in the principal amount of US$4,000 as detailed in Note 11. On April 20, 2025, the Company announced the closing of a non-brokered private placement to raise aggregate gross proceeds up to US$3,500. The private placement consisted of units of the Company issued at a price of US$1.12 per unit (See Note 11).

Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These condensed interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its condensed interim consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements, except as detailed in Note 3.

All amounts other than share and per share information on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated. The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2025.

Certain comparative amounts have been restated to conform with current accounting presentation.

3.	New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its condensed interim consolidated financial statements. No standards have been early adopted in the current period.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

4.	Receivables

	June 30, 2025	December 31, 2024
GST receivables	$301	$494
Grant receivables	84	570
Other	68	246
	$453	$1,310

As at June 30, 2025, grant receivables consist of $403 submitted to Natural Resources Canada (“NRCan”) and receipt of $693 including prior period submissions (December 31, 2024 - $432 submitted of which $101 have been reimbursed). In addition, $Nil have been submitted to the U.S. Department of Defense (“DoD”) and to date $196 have been reimbursed for prior period submissions (December 31, 2024 - $362 submitted of which $123 have been reimbursed). These reimbursements have been offset to property, plant and equipment and profit or loss for the six months ended June 30, 2025.

5.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant and Equipment	Construction in Progress	Right-of- use Assets	Total
Balance January 1, 2024	$5,989	$45,074	$301	$51,364
Reclassification	1,334	(1,334)	-	-
Additions during the period	133	386	-	519
Transfers to capital long-term prepayments	-	(139)	-	(139)
Asset retirement obligation - Change in estimate	(384)	-	-	(384)
Balance December 31, 2024	$7,072	$43,987	$301	$51,360
Additions during the period	-	702	-	702
Asset retirement obligation - Change in estimate	(251)	-	-	(251)
Balance June 30, 2025	$6,821	$44,689	$301	$51,811
Accumulated Depreciation
January 1, 2024	$10	$-	$96	$106
Change for the period	-	-	65	65
Balance December 31, 2024	$10	$-	$161	$171
Change for the period	-	-	29	29
Balance June 30, 2025	$10	$-	$190	$200

Net Book Value
Balance December 31, 2024	$7,062	$43,987	$140	$51,189
Balance June 30, 2025	$6,811	$44,689	$111	$51,611

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment and construction in progress is $51,500 (December 31, 2024 - $51,059), all of which is pledged as security for the 2028 Notes and 2027 Notes (Note 10).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

Capital long-term prepayments of $139 (December 31, 3024 - $139) relate to payments for long-term capital contracts made for Refinery equipment that have not yet been received by the Company as at June 30, 2025. No depreciation has been recorded for the Refinery during the six months ended June 30, 2025 (December 31, 2024 - $Nil) as the asset is not yet in service.

6.	Exploration and Evaluation Assets

	Balance January 1, 2024	Foreign Exchange	Acquisition cost	Balance December 31, 2024	Foreign Exchange	Balance June 30, 2025
Idaho, USA	$85,634	$7,530	$36	$93,200	$(4,832)	$88,368

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 and November 27, 2024 (Note 10). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property. The Company is current on all milestone payments and expenditures. The claims are also subject to future net smelter royalty (“NSR”) payments.

7.	Marketable Securities

There were no marketable securities at June 30, 2025 (December 31, 2024 - $12). Shares are marked-to-market at the end of each quarter resulting in an unrealized gain of $Nil and $4 being recorded during the three and six months ended June 30, 2025, respectively (for the three and six months ended June 30, 2024 – unrealized gain was $89 and 181, respectively). During the three and six months ended June 30, 2025, the Company sold marketable securities for proceeds of $4 and $17 from sale of 13,719 shares and 48,219 shares, respectively (the three and six months ended June 30, 2024 proceeds were $562 and $594 from sale of sale of 1,373,00 and 1,483,000 shares, respectively) and realized gain of $Nil and $1, respectively (the three and six months ended June 30, 2024 – gain of $40 and $44, respectively).

8.	Asset Retirement Obligations

As at June 30, 2025, the estimated cost of closure is $3,323. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

The full estimated closure cost in the latest closure plan incorporated new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The latest closure plan also included cost updates relating to remediating disturbances that existed at June 30, 2025. The following assumptions were used to calculate the asset retirement obligation:

•	Discounted cash flows of $2,685 (December 31, 2024 - $2,842)
•	Closure activities date of 2073 (December 31, 2024 – 2073)
•	Risk-free discount rate of 3.56% (December 31, 2024 – 3.33%)
•	Long-term inflation rate of 3.0% (December 31, 2024 – 3.0%)

The continuity of the asset retirement obligation at June 30, 2025 and December 31, 2024 is as follows:

	June 30, 2025	December 31, 2024
Balance at January 1,	$2,842	$3,126
Change in estimate from discounting and estimate of costs	(251)	(384)
Accretion	94	100
Balance	$2,685	$2,842

9.	Long-Term Government Loan payable, Grants and Awards

On November 24, 2020, the Company entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution is in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The loan was discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

On June 10, 2024, the Company received $5,000 in contribution funding from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology.

On August 19, 2024, the Company was awarded US$20,000 by the U.S. Department of Defense (“DoD”). The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability.

On March 21, 2025, the Company was provided with a non-binding letter of intent from the Canadian Federal government in the amount of $20,000. While the discussions between the parties are ongoing, there is no guarantee or assurance that a final agreement will be reached and/or funding will be provided to the Company.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

During June 2025, the Company was provided with an extension of the repayment commencement date to June 2028, which the Company accounted for as an extinguishment of the original financial liability and recognized a new financial liability for the new extended loans. The extinguishment of old loans and recognition of new loans a gain of $158.

The following table sets out the balances of Government Loans and Government Grant as at June 30, 2025 and December 31, 2024:

	Government Loan	Government Grant	Total
Balance at January 1, 2024	$4,299	$849	$5,148
FedNor loan – February 2024	2,267	-	2,267
FedNor Loan – April 2024	2,000	-	2,000
FedNor Loan (Nickel Study) - Payment	(45)	-	(45)
FedNor Loan – August 2024	1,000	-	1,000
Allocation to government grant	(2,275)	2,275	-
Accretion	578	-	578
Balance at December 31, 2024	$7,824	$3,124	$10,948
Reclassification due to extension of repayment	(1,981)	1,981	-
FedNor Loan (Nickel Study) - Payment	(18)	-	(18)
Accretion	175	-	175
Balance at June 30, 2025	$6,000	$5,105	$11,105

10.	Convertible Note Arrangement

In January 2024, the terms of the 2028 Warrants were amended and the exercise price of US$9.92 was re-priced to $4.00. On November 27, 2024, in conjunction with the issuance of the 2027 Notes discussed below, the exercise price was amended from $4.00 to $3.40.

In addition, the 2028 Warrants included a revised acceleration clause such that their term will be reduced to thirty days in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading days, with the reduced term beginning seven calendar days after such 10 consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants may exercise the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

On March 21, 2024, the Company satisfied $543 (US$401) of interest through the issuance of 210,760 common shares to certain noteholders. The share issuance was approved by the TSXV.

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The 2028 Notes are convertible at the discretion of the lenders and as such have been classified as a current liability.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

On November 27, 2024, the Company issued additional 2028 Notes to the noteholders, in the principal amount of $9,157 (US$6,521), as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the Company and the 2028 Notes noteholders.

For the six months ended June 30, 2025 and year ended December 31, 2024, the 2028 Notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at June 30, 2025 of 3.973% (December 31, 2024 – 4.393%) based on the US dollar zero curve;
•	Equity volatility at June 30, 2025 of 65% (December 31, 2024 – 63%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at June 30, 2025 of US$1.080 (December 31, 2024 - US$1.807) reflecting the quoted market price; and
•	A credit spread at June 30, 2025 of 28.1% (December 31, 2024 – 26.3%).

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2028 Notes as of June 30, 2025 and December 31, 2024:

	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2024	$40,101	$1,421	$858	$42,380
Revaluation to fair value	3,139	137	-	3,276
Capitalized interest	9,157	-	-	9,157
Revaluation to fair value due to own credit risk	1,342	-	-	1,342
Foreign exchange loss	3,947	24	95	4,066
Accretion	-	-	330	330
Balance at December 31, 2024	$57,686	$1,582	$1,283	$60,551
Revaluation to fair value	5,934	(1,078)	-	4,856
Revaluation to fair value due to own credit risk	(828)	-	-	(828)
Foreign exchange loss	(3,252)	-	(72)	(3,324)
Accretion	-	-	(147)	(147)
Balance at June 30, 2025	$59,540	$504	$1,064	$61,108

The accrued interest as at June 30, 2025 is $8,529 (December 31, 2024 - $2,799).

On November 27, 2024, the Company closed a financing transaction (the “2027 Notes”) with the holders of the 2028 Notes for gross proceeds of $5,615 (US$4,000). In connection with closing, 460,405 common shares were issued for gross proceeds of $1,401 at US$2.172 per share. The 2027 Notes were issued together with 1,136,364 detachable common share purchase warrants (“2027 Warrants”) entitling the noteholders to acquire an equivalent number of common shares at a price of $4.00 per share until November 26, 2026. The 2027 Warrants were issued as replacement for warrants previously issued through an equity financing which took place on August 23, 2023 with an exercise price of $6.84. The same number of warrants were cancelled and re-issued as part of the 2027 Notes. 2027 Warrants met the fixed for fixed criteria and were classified as equity. The total proceeds were allocated between convertible notes and warrants using relative fair value on the issuance date. The fair value of warrants on issuance date was estimated using the Black-Scholes Option Pricing Model approach with the following inputs: a risk-free rate of 3.20% per year, an expected life of 2 years, expected volatility based on historical prices of 70.00%, no expected dividends and a share price of $2.72.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

As at initial recognition on November 27, 2024, the convertible notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at November 27, 2024 of 4.268% based on the US dollar zero curve;
•	Equity volatility at November 27, 2024 of 63% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at November 27, 2024 of US$1.938 reflecting the quoted market prices; and
•	A credit spread at November 27, 2024 of 26.0%.

The transaction costs relating to the 2027 Notes and equity financing in the amount of $903 were allocated between 2027 Notes, 2027 Warrants and equity based on relative fair value on issuance date in the amount of $633, $89 and $180, respectively. The transaction costs for debt related to 2027 Notes were recorded in the condensed interim consolidated statements of loss and other comprehensive loss in other non-operating loss. The transaction costs for the 2027 Warrants and equity were deducted from reserves and common shares, respectively in the condensed interim consolidated statements of equity.

The 2027 Notes rate pari passu to the 2028 Notes, bear interest at a rate of 12.0% per annum, payable quarterly in cash, and mature on November 12, 2027. The 2027 Notes are also guaranteed by substantially all of the Company’s subsidiaries and are secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. The initial conversion rate of the 2027 Notes is 240,211 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.4978 per common share) subject to certain adjustments set forth in the 2027 Notes. The conversion price is subject to adjustments on the provision of the subscription agreements. The Company is required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2027 Notes.

For the six months ended June 30, 2025 and for the year ended December 31, 2024, the 2027 Notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at June 30, 2025 of 3.98% (December 31, 2024 – 4.39% based on the US dollar zero curve;
•	Equity volatility at June 30, 2025 of 65% (December 31, 2024 – 63%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at June 30, 2025 of US$1.080 (December 31, 2024 – US$1.807) reflecting the quoted market prices; and
•	A credit spread at June 30, 2025 of 28.1% (December 31, 2024 – 26.3%).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2027 Notes as of June 30, 2025 and December 31, 2024:

2027 Notes
Balance at January 1, 2024	$-
Initial recognition at fair value	4,921
Revaluation to fair value	1,217
Foreign exchange loss	139
Balance at December 31, 2024	6,277
Revaluation to fair value	(871)
Revaluation to fair value due to own credit risk	(119)
Foreign exchange loss	(275)
Balance at June 30, 2025	$5,012

On March 5, 2025, the Company entered into an agreement to defer interest until February 15, 2027 with the holders of its senior secured debt, which includes all outstanding 2028 Notes and 2027 Notes, collectively referred to as the “Notes”. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2028 Notes and 2027 Notes as of June 30, 2025 and December 31, 2024:

	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2024	$40,101	$1,421	$858	$42,380
Initial recognition at fair value	4,921	-	-	4,921
Revaluation to fair value	4,356	137	-	4,493
Capitalized interest	9,157	-	-	9,157
Revaluation to fair value due to own credit risk	1,342	-	-	1,342
Foreign exchange loss	4,086	24	95	4,205
Accretion	-	-	330	330
Balance at December 31, 2024	$63,963	$1,582	$1,283	$66,828
Revaluation to fair value	5,063	(1,078)	-	3,985
Revaluation to fair value due to own credit risk	(947)	-	-	(947)
Foreign exchange loss	(3,527)	-	(72)	(3,599)
Accretion	-	-	(147)	(147)
Balance at June 30, 2025	$64,552	$504	$1,064	$66,120

For the three and six months ended June 30, 2025, the Company recorded a gain of $1,082 and a loss of $3,985, respectively (for the three and six months ended June 30, 2024 – a gain of $373 and $7,184, respectively), for the Notes.

11.	Shareholder’s Equity

a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at June 30, 2025, the Company had 17,962,173 (December 31, 2024 – 14,809,197) common shares outstanding.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every 4 pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

b)	Issued Share Capital

During the six months ended June 30, 2025, the Company issued common shares as follows:

•	The Company issued 26,976 and 1,000 common shares for the exercise of restricted share units and warrants, respectively.

•	On April 14, 2025, the Company closed the first (occurring on April 3, 3025) and second tranches of its non-brokered private placement, raising an aggregate gross proceeds of US$3,500 ($5,016). An aggregate of 3,125,000 units (each, a “Unit”) were issued at a price of US$1.12 per Unit under the private placement. Each Unit consists of one common share in the capital of the Company and one transferable common share purchase warrant (“2026 Warrants”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. In connection with the closing of the Offering, the Company paid an aggregate of US$219 in cash finders fees and issued 183,333 non-transferrable finders warrants. Each finders warrant is exercisable to acquire one common share of the Company at an exercise price of US$1.12 until October 14, 2026. The finder warrants were measured based on the fair value of the warrants issued as the fair value of consideration for the services cannot be estimated reliably.

The transaction represents a compound financial instrument that is accounted for based on the residual method. The liability component, which represents the 2026 Warrants, was evaluated based on the Black Scholes option pricing model in the amount of $1,258 on initial recognition. The residual balance of $3,758 was then allocated to the equity component (common shares issued). The transaction costs of $447 were allocated proportionately between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity of $337. Transaction costs allocated to the 2026 Warrants were recorded directly in the consolidated statement of loss and comprehensive loss of $110.

During the year ended December 31, 2024, the Company issued common shares as follows:

•	On February 27, 2024, the Company has settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 41,314 common shares at a market price of $3.24 per share to these individuals. The expense was recorded in salaries and benefits.

•	On March 21, 2024, the Company issued an aggregate of 210,760 common shares at a market issue price of $2.58 per common share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes.

•	On November 27, 2024, the Company closed a financing transaction with the holders of the 2027 Notes for gross proceeds of US$5,000 and issued 443,225 common shares and 1,136,364 detachable common share purchase warrants, valued at $1,221 (net of transaction costs of $180 and $694 (net of transaction costs of $89), respectively (see Note 10).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

•	During the year ended December 31, 2024, the Company issued 18,568 common shares for the exercise of deferred share units, 130,414 common shares for the exercise of restricted share units and 2,084 for the exercise of performance share units.

12.	Share Based Payments

The Company adopted a long-term incentive plan (“LTIP”) on December 20, 2024, whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the LTIP is 3,150,000.

In 2024, the Company implemented an employee share purchase plan (“ESPP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 250,000 common shares that can be issued under the ESPP.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest in one year but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

a)	Stock Options

During the six months ended June 30, 2025:

•	On January 1, 2025, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date. The fair value of the options at the date of the grant was $190 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 90.0%, no expected dividends and a share price of $2.60.

During the year ended December 31, 2024:

•	On January 15, 2024, the Company granted 25,000 stock options at an exercise price of $2.00 that will vest in three equal tranches on the first, second and third anniversaries of the grant date. The fair value of the options at the date of the grant was $29 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices of 87%, no expected dividends and a share price of $2.00.

•	On February 12, 2024, the Company granted 753,923 incentive stock options and 26,235 RSUs to certain directors, officers, employees and contractors of the Company. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $3.24 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $1,377 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 4 years, expected volatility based on historical prices of 85%, no expected dividends and a share price of $3.24.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

•	On August 28, 2024, the Company granted 250,000 incentive stock options to consultants for services to be rendered. The stock options are exercisable for three years at $3.28 and will vest in four equal quarterly tranches. The fair value of the options at the date of the grant was $418 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.31% per year, an expected life of 2 years, expected volatility based on historical prices of 94%, no expected dividends and a share price of $3.28.

•	On September 9, 2024, the Company granted 33,891 DSUs to certain directors of the Company. The DSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company.

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2024	$14.00	193,142
Granted	3.22	1,028,923
Expired	10.02	(34,953)
Forfeited / Cancelled	12.91	(16,749)
Balance at December 31, 2024	$4.61	1,170,363
Granted	2.60	125,000
Expired	24.12	(4,167)
Balance at June 30, 2025	$4.35	1,291,196

Incentive stock options outstanding and exercisable (vested) at June 30, 2025 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.00	25,000	2.55	$2.00	8,333	$2.00
2.60	125,000	2.51	2.60	-	2.60
3.24	753,923	2.62	3.24	376,962	3.24
3.28	250,000	2.16	3.28	187,500	3.28
9.60	56,423	1.69	9.60	37,616	9.60
10.08	10,185	0.03	10.08	10,185	10.08
10.44	6,945	0.16	10.44	6,945	10.44
12.84	15,000	2.37	12.84	10,000	12.84
21.60	41,428	1.56	21.60	41,428	21.60
24.84	7,292	0.79	24.84	7,292	24.84
Total	1,291,196	2.40	$4.35	686,261	$5.24

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

During the six months ended June 30, 2025, the Company expensed $545 (the six months ended June 30, 2024 - $560) for options valued at share prices $2.00 to $21.60, as shared-based payment expense.

Incentive stock options outstanding and exercisable (vested) at December 31, 2024 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.00	25,000	3.04	$2.00	-	$2.00
3.24	753,923	3.12	3.24	-	3.24
3.28	250,000	2.66	3.28	62,500	3.28
9.60	56,425	2.19	9.60	18,808	9.60
10.08	10,185	0.52	10.08	10,185	10.08
10.44	6,944	0.66	10.44	6,944	10.44
12.84	15,000	2.87	12.84	10,000	12.84
21.60	44,205	2.05	21.60	29,470	21.60
24.84	7,292	1.29	24.84	7,292	24.84
29.16	1,389	0.13	29.16	1,389	29.16
Total	1,170,363	2.88	$4.61	146,588	$10.56

During the year ended December 31, 2024, the Company expensed $1,212 (the year ended December 31, 2023 - $513) for options valued at share prices $2.00 to $24.84, as shared-based payment expense.

(b)	DSUs, RSUs and PSUs

During the six months ended June 30, 2025, the Company expensed $48 (the year ended December 31, 2024 - $218) for DSUs, $ Nil (the year ended December 31, 2024 - $Nil) for PSUs, and $10 (the year ended December 31, 2024 - $338) for RSUs as shared-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at June 30, 2025 and December 31, 2024 were as follows:

Number of Units	June 30, 2025	December 31, 2024
Balance at January 1,	157,085	154,041
Granted	-	33,891
Exercised	-	(18,568)
Expired	-	(12,279)
Balance	157,085	157,085

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

Restricted Share Units

The Company’s RSUs outstanding at June 30, 2025 and December 31, 2024 were as follows:

Number of Units	June 30, 2025	December 31, 2024
Balance at January 1,	26,975	133,288
Granted	-	26,235
Exercised	(26,975)	(130,414)
Forfeited / Cancelled	-	(2,134)
Balance	-	26,975

Performance Share Units

The Company’s PSUs outstanding at June 30, 2025 and December 31, 2024 were as follows:

Number of Units	June 30, 2025	December 31, 2024
Balance at January 1,	-	8,507
Exercised	-	(2,083)
Expired / Cancelled	-	(6,424)
Balance	-	-

c)	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants	Grant date	Expiry date	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2024			$6.84	5,111,364
Repricing of warrants (Note 10)	February 13, 2023	February 13, 2028	3.40	2,699,014
Cancellation of warrants	August 11, 2023	August 11, 2025	6.84	(1,136,364)
Issuance of warrants (Note 10)	November 27, 2024	November 12, 2026	4.00	1,136,364
Balance at December 31, 2024 and June 30, 2025			$6.23	7,810,378

United States dollar denominated warrants (US Warrant and 2026 US Warrants)	Grant date	Expiry date	Weighted average exercise price		Number of shares issued or issuable on exercise
Balance at January 1, 2024			$	US$10.38	3,319,802
Repricing of warrants (Note 10)	February 13, 2023	February 13, 2028		US$9.92	(2,699,014)
Balance at December 31, 2024				US$12.40	620,788
Issuance of warrants (Note 11)	April 3 and 14, 2025	October 3 and 14, 2026		US$1.38	3,308,333
Balance at June 30, 2025				US$3.12	3,929,121

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

On November 27, 2024, in connection with the 2027 Notes, 1,136,364 detachable common share purchase warrants were issued as detailed in Note 11, which replaced 2023 private placement warrants.

On April 3 and 14 of 2025, 3,308,333 warrants (“2026 Warrants”) were issued to subscribers in the Company’s non-brokered private placement (Note 11). The total value of $1,258 was recorded as a derivative liability. The fair value of the warrants were estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate ranging from 2.40% to 2.58%, an expected life of 1.5 years, an expected volatility of 85.0% no expected dividends, and a share price ranging from $1.38 to $1.50. As part of the private placement, the Company issued 183,333 Broker Warrants as transaction costs. The fair value of the 2026 Warrants on initial recognition was $1,258 and $1,097 as of June 30, 2025.

13.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the three and six months ended June 30, 2025 and 2024:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Foreign exchange gain (loss)	$3,813	$(614)	$3,904	$(1,771)
Interest income (expense)	(2,555)	(1,420)	(6,414)	(2,403)
Realized gain (loss) on marketable securities	-	40	1	44
Extinguishment of debt and recognition of new debt (Note 9)	158	-	158	-
Other non-operating income (expense)	123	(57)	29	3
	$1,539	$(2,051)	$(2,322)	$(4,127)

14.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and six months ended June 30, 2025 and 2024:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Numerator
Net loss for the period – basic and diluted	$(700)	$(5,772)	$(13,380)	$(17,941)
Denominator
Basic and Diluted – weighted average number of shares outstanding	17,807,021	14,159,544	16,317,480	14,159,298

Loss Per Share – Basic and Diluted	$(0.04)	$(0.41)	$(0.82)	$(1.27)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

Conversion option, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2025 and 2024 as the warrants and stock options were anti-dilutive.

15.	Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the reportable minimum liquidity balance covenant under the convertible note arrangement, the Company is not subject to externally imposed capital requirements. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the normal course of construction and operation of its current assets.

16.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair value of financial assets and liabilities were as follows:

	Classification
June 30, 2025	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$2,927	$-	$-	$2,927
Restricted cash	-	1,208	-	-	1,208
Receivables	-	453	-	-	453
	$-	$4,588	$-	$-	$4,588
Liabilities:
Accounts payable and accrued liabilities	$-	$4,857	$-	$-	$4,857
Accrued interest	-	8,529	-	-	8,529
Long-term government loan payable	-	6,000	-	-	6,000
Convertible Notes payable [1]	64,552	-	-	64,552	64,552
Warrants - Convertible Notes payable [1]	504	-	-	504	504
Warrants	1,097	-	-	1,097	1,097
Royalty	-	1,064	-	-	1,064
	$66,153	$20,450	-	$66,153	$86,603
	Classification
December 31, 2024	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$3,717	$-	$-	$3,717
Restricted cash	-	1,208	-	-	1,208
Receivables	-	1,310	-	-	1,310
Marketable securities	12	-	12	-	12
	$12	$6,235	$12	$-	$6,247
Liabilities:
Accounts payable and accrued liabilities	$-	$3,579	$-	$-	$3,579
Accrued interest	-	2,799	-	-	2,799
Long-term government loan payable	-	7,824	-	-	7,824
Convertible Notes payable [1]	63,963	-	-	63,963	63,963
Warrants - Convertible Notes payable [1]	1,582	-	-	1,582	1,582
Royalty	-	1,283	-	-	1,283
	$65,545	$15,485	-	$65,545	$81,030

1 Components of 2028 and 2027 Notes payable, see Note 10.

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Convertible Notes

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risks. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

The fair value of the 2028 Notes has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 65% (December 31, 2024 – 63%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $361 (December 31, 2024 - $963) or a decrease of $237 (December 31, 2024 - $826) to the fair value of the 2028 Notes. The Company used a credit spread of 28.1% (December 31, 2024 – 26.3%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $4,253 (December 31, 2024 - $4,273) or an increase of $4,833 (December 31, 2024 - $4,901) to the fair value of convertible note payable.

The fair value of the 2027 Notes has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 65% (December 31, 2024 – 63%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $203 (December 31, 2024 - $204) or a decrease of $230 (December 31, 2024 - $198) to the fair value of the convertible note payable. The Company used a credit spread of 28.1% (December 31, 2024 – 26.3%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $302 (December 31, 2024 - $218) or an increase of $344 (December 31, 2024 – $275) to the fair value of convertible note payable.

C) Warrants – Convertible Notes

The 2028 Warrants issued are accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the 2028 Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 65% (December 31, 2024 – 63%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $249 (December 31, 2024 - $200) or a decrease of $135 (December 31, 2024 - $227) to the fair value of the warrants.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 19.2% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate would be an increase of $268 (December 31, 2024 - $250) or a decrease of $218 (December 31, 2024 - $213) to the fair value of the royalty.

E) Other Financial Derivative Liability (US Warrants and 2026 Warrants)

The fair value of the embedded derivative on US Warrants issued in foreign currency as at June 30, 2025 was $Nil (December 31, 2024 - $Nil) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollars and the warrants can be exercised at a time prior to expiry. The Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the embedded derivative on 2026 Warrants issued in foreign currency as at June 30, 2025 was $Nil (December 31, 2024 - $Nil) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollars and the warrants can be exercised at a time prior to expiry. The Company uses the Black Scholes Option Pricing Model. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 77%. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $249 or a decrease of $135 to the fair value of the embedded derivative.

17.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s condensed interim consolidated financial position, results of operations or the ability to carry on any of its business activities. The Company has negotiated settlement on one claim as at March 31, 2025. The amount due is approximately $140 (December 31, 2024 - $140) has been recorded in accounts payable and accrued liabilities and the respective lien has been discharged. Additionally, certain legal claims against the Company were settled in 2024.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

As at June 30, 2025, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as at June 30, 2025.

	2025	2026	2027	2028	Thereafter	Total
Purchase commitments	$836	$-	$-	$-	$-	$836
Convertible notes payments [1]	-	19,860	12,798	81,005	-	113,663
Government loan payments	18	36	36	1,615	8,484	10,189
Lease payments	74	118	43	-	-	235
Royalty payments [2]	-	-	-	464	2,617	3,081
Other	273	68	-	-	2,046	2,387
	$1,201	$20,082	$12,877	$83,084	$13,147	$130,391

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes, 2027 Notes and the assumption that it would remain outstanding until maturity. Interest is calculated based on terms as at June 30, 2025.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Notes offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

18.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA, respectively.

(a)	Segmented operating results for the three and six months ended June 30, 2025 and 2024:

For the three months ended June 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$226	$-	$841	$1,067
Exploration and evaluation expenditures	-	48	-	48
General and administrative and travel	365	2	356	723
Investor relations and marketing	-	-	119	119
Salaries and benefits	466	-	832	1,298
Share-based payments	-	-	228	228
Operating loss	$1,057	$50	$2,376	$3,483
Unrealized gain on marketable securities	-	-	-	-
Gain on financial derivative liability - Convertible Notes	-	-	1,082	1,082
Changes in US Warrants and 2026 US Warrants	-	-	162	162
Other non-operating loss	-	-	1,539	1,539
Income (loss) before taxes	$(1,057)	$(50)	$407	$(700)

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

For the three months ended June 30, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$98	$-	$994	$1,092
Exploration and evaluation expenditures	-	81	-	81
General and administrative and travel	183	-	719	902
Investor relations and marketing	-	-	126	126
Salaries and benefits	370	-	428	798
Share-based payments	-	-	419	419
Operating loss	$651	$81	$2,686	$3,418
Unrealized gain on marketable securities	-	-	89	89
Loss on financial derivative liability - Convertible Notes	-	-	(373)	(373)
Changes in US Warrants	-	-	(19)	(19)
Other non-operating loss	-	-	(2,051)	(2,051)
Loss before taxes	$651	$81	$5,040	$5,772

Segmented operating results for the six months ended June 30, 2025 and 2024:

For the six months ended June 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$379	$-	$1,689	$2,068
Exploration and evaluation expenditures	-	89	-	89
General and administrative and travel	873	2	891	1,766
Investor relations and marketing	-	-	211	211
Salaries and benefits	965	-	1,585	2,550
Share-based payments	-	-	555	555
Operating loss	$2,217	$91	$4,931	$7,239
Unrealized gain on marketable securities	-	-	4	4
Loss on financial derivative liability - Convertible Notes	-	-	(3,985)	(3,985)
Changes in US Warrants	-	-	162	162
Other non-operating loss	-	-	(2,322)	(2,322)
Loss before taxes	$2,217	$91	$11,072	$13,380

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

For the six months ended June 30, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$199	$-	$2,016	$2,215
Exploration and evaluation expenditures	-	144	-	144
General and administrative and travel	258	-	1,167	1,425
Investor relations and marketing	-	-	304	304
Salaries and benefits	660	-	1,035	1,695
Share-based payments	-	-	979	979
Operating loss	$1,117	$144	$5,501	$6,762
Unrealized gain on marketable securities	-	-	181	181
Loss on financial derivative liability - Convertible Notes	-	-	(7,184)	(7,184)
Changes in US Warrants	-	-	(49)	(49)
Other non-operating loss	-	-	(4,127)	(4,127)
Loss before taxes	$1,117	$144	$16,680	$17,941

(b)	Segmented assets and liabilities as at June 30, 2025 and December 31, 2024:

	Total Assets		Total Liabilities
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Refinery	$52,027	$52,434	$3,181	$3,707
Exploration and Evaluation [1]	88,456	93,276	64	87
Corporate and Other	5,117	5,737	91,256	83,335
	$145,600	$151,447	$94,501	$87,129

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $88,368 (December 31, 2024 - $93,200) are located in Idaho, USA. All other assets are located in Canada.

19.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the three and six months ended June 30, 2025 and 2024, the following fees to management personnel and directors.

	For the three months ended June 30,		For the six months ended June 30,
	2025		2025	2024
Management	$665	$474	$1,330	$837
Directors’ fees	54	15	101	85
	$719	$489	$1,431	$922

During the three and six months ended June 30, 2025, the Company had share-based payments made to management and directors of $147 and $382, respectively (for the three and six months ended June 30, 2024 - $513 and $833, respectively).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(expressed in thousands of Canadian dollars)

As at June 30, 2025, the accrued liabilities balance for related parties was $1,022 (December 31, 2024 - $161), which relates mainly to compensation accruals.

20.	Subsequent Events

(a)	Subsequent to June 30, 2025, the Company received a waiver from the noteholders to reduce the reportable minimum liquidity balance to US$1,000 (from US$2,000) for the 2028 Notes and 2027 Notes until August 31, 2025. In connection with the waiver, the Company has commenced discussions with the noteholders regarding the potential restructuring of the outstanding notes. Such discussions include the potential equitization of a portion of the outstanding notes, with a view to providing additional liquidity to the Company. Discussions are preliminary in nature and there can be no certainty they will result in a transaction or what the terms of such a transaction will be.